September 23, 2009

Attention: Beverly Singleton

Re: Easy ESL Publishing Inc.

File No. 333-146118

Dear Ms. Singleton

Thanks you for your letter dated September 22, 2009. The Company has hired the firm of Seale and Beers CPA’s as the Company’s new auditor to reaudit the company’s year end of January 31, 2009. Seale and Beers has not given a fixed date as to when the reaudit will be ready but they have been engaged.

The Company also acknowledges that it is responsible for the adequacy and accuracy of its disclosures in its filings.

The Company also acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

//Cameron Wong//

President & CEO